UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period  January 24, 2006

File No.    0-50238

J-Pacific Gold Inc.

(Name of Registrant)

1440 - 1166 Alberni Street, Vancouver, British Columbia, CANADA  V6E 3Z3

(Address of principal executive offices)

1.

Press Release No. 1 dated January 24, 2006

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F 11X

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No 11X

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

J-PACIFIC GOLD INC.

(Registrant)

January 24, 2006

By:  /s/ Nicholas Ferris

Date

Nicholas Ferris, President and CEO

J-PACIFIC GOLD INC.
1440 - 1166 Alberni Street
Vancouver, BC V6E 3Z3
Tel: (604) 684-6677 Fax: (604) 684-6678
E-mail: ir@jpgold.com
Web: http://www.jpgold.com

NEWS RELEASE No. 1, 2006
January 24, 2006

FOR IMMEDIATE RELEASE
TSX VENTURE SYMBOL: JPN
OTCBB SYMBOL: JPNJF

J-PACIFIC CORPORATE REVIEW

J-Pacific Gold Inc. ("J-Pacific") is pleased to provide investors with a review of its exploration over the past 12 months and an outlook for 2006. The year was a productive one, as J-Pacific completed three separate drilling programs in Nevada and British Columbia, and pre-drilling work on most of its properties. The 2005 activities are summarized in the table below:

Location	Project	Activity	Drilling Metres / Feet	Expenditures $CAD
British Columbia	Elizabeth	Drilling	2,800 / 9,150	$505,000
Nevada	HC	Drilling	1,980 / 6,500	$466,000
Nevada	Golden Trend	Drilling	610 / 2,000	$379,000
Quebec	Montgolfier	Airborne, ground control and MMI soil geochemical survey	N/A	$254,000
Nevada	Callaghan	MMI geochemical survey	N/A	$14,000
British Columbia	Blackdome	Tailings metallurgical studies and MMI soil geochemical survey	N/A	$8,000
Nevada	RC	Rock and soil geochemical survey	N/A	$4,000
		Totals	5,390 / 17,650	$1,630,000

During 2005, J-Pacific continued to advance its projects cost-effectively, remaining focused on the "point of discovery," where it is expected that shareholders will receive the greatest return on investment. J-Pacific believes that we are in the early stages of a major multi-year bull market in gold. The backdrop for the industry remains remarkably bullish, as rising demand for gold is occurring while the industry is experiencing a decline in production and reserves. With the knowledge that gold producers will require new, productive ore bodies, J-Pacific has assembled a large, diversified portfolio of prospective exploration projects, with a First World focus in mining-friendly jurisdictions in Nevada, Quebec and British Columbia. Recognizing the poor performance of the junior sector in 2005 as gold prices reached 25-year highs, J-Pacific avoided excessive shareholder dilution during this period of depressed share prices, and continued with significant exploration programs.

NEVADA

J-Pacific has acquired four prospective gold properties in the heart of Nevada's Cortez District, along the Battle Mountain-Eureka gold trend. J-Pacific's HC and Golden Trend Properties in Eureka County are contiguous with the large Cortez Joint Venture (Placer Dome-Kennecott) area, which contains the Cortez Hills, Pediment and ET Blue discoveries, and the Pipeline, South Pipeline, Gold Acres and Cortez mines.

During 2005, J-Pacific drilled 1,980 metres (6,500 feet) in four holes on its HC Property, and an additional 610 metres (2,000 feet) in a single drill hole on the Golden Trend Property. Both programs returned strong gold geochemical signatures that indicate the presence of hydrothermal gold systems at both properties. Drilling at the HC Property returned anomalous gold values up to 664 ppb Au from drill hole HC05-01, and anomalous gold values in all holes. The single hole drilled at Golden Trend returned anomalous gold values up to 1.3 g/t Au. J-Pacific is awaiting the final results from the 2005 programs, which it will review to help determine the targets for a 2006 drilling campaign.

Exploration in Nevada can be expensive, time consuming and challenging, given a local geological environment that sometimes presents a high degree of structural complexity. Nevertheless, it is one of the major gold mining areas of the world, and contains large ore deposits. Jipangu Inc. of Tokyo, Japan, is funding exploration at the Golden Trend and HC Properties; in partial fulfillment of an option to a joint venture agreement dated April 1, 2004. Jipangu Inc. is the controlling shareholder of J-Pacific, and the companies have two directors in common. J-Pacific is very fortunate to have the financial backing of Jipangu and appreciates the support of Mr. Tamisuke Matsufuji and the professionals at Jipangu.

Also during 2005, J-Pacific completed a mobile metal ion (MMI) soil sampling program on its Callaghan Property in Lander County, and a rock and soil geochemical survey at the RC Property in Elko County, to assist in drill hole targeting. J-Pacific is currently planning drilling programs for both properties.

QUEBEC

During the winter of 2004, J-Pacific acquired the Montgolfier Property, located in Montgolfier and Orvilliers Townships in western Quebec. Quebec presents one of the world's friendliest mining environments, hosts many world-class deposits and possesses a long mining history. Montgolfier is a highly prospective gold project situated approximately 35 kilometres east and along strike from the Casa Berardi Mine, where Aurizon Mines Ltd. has outlined a gold mineral reserve of 1,212,000 ounces grading 7.8g Au/t, and a gold resource of 446,800 ounces of gold in the indicated category grading 5.1g Au/t and 1,184,000 inferred ounces at a grade of 6.5g Au/t., with production anticipated to commence in late 2006. The project is district-scale, totalling 6,939 hectares, and straddling approximately 31 kilometres of strike length of the Casa Berardi fault, and is underlain by geology interpreted to be similar to that of the Casa Berardi Mine Project.

Since acquiring the Montgolfier Property, J-Pacific has compiled historical work and developed local models of gold mineralization. During 2005, J-Pacific advanced the project with the completion of airborne surveying, MMI test geochemical soil surveys and the location of drill hole collars and control grids. The 2005 airborne survey completed by Fugro Airborne Surveys provided high-resolution magnetic and electromagnetic data over the project area, which is covered by thick glacial till. These data are currently being interpreted to refine the structural and geological understanding of the property, and to assist in identifying and prioritizing drill targets.

Between 1984 and 1991, several companies,( including Teck Exploration, Placer Dome, Golden Hope and Golden Shield) carried out exploration on the property. Government records indicate that approximately 78 holes were drilled between 1985 and 1991 along the 31-kilometre strike length of the property, with very little exploration having been conducted since. Thirty-nine of these boreholes intersected gold mineralization ranging from 1.0 to 14.8g Au/t over 0.3 to 4.6 metres (1.0 to 15.2 feet).

BRITISH COLUMBIA

J-Pacific's British Columbia activities are centred on its 100% ownership of the fully permitted mining and milling facility at the Blackdome Gold Mine. Since 2001, J-Pacific has built up its land position of prospective targets in proximity to Blackdome, in the Clinton and Lillooet mining districts, with the acquisition of the Elizabeth, Blackdome South and Truax properties. This portfolio of projects rests within a highly mineralized area of south-central British Columbia, which includes the prolific Bralorne and Pioneer gold mines, the Poison Mountain porphyry copper deposit and the Blackdome Gold Mine. Significantly, the work of past years has moved the Blackdome-Elizabeth land packages toward advanced exploration and development activities.

The Blackdome Gold Mine is located approximately 250 kilometres north of Vancouver and was a highly profitable operation, with 233,253 ounces of gold production between 1985 and 1991. Since 2001, J-Pacific has compiled the past work at Blackdome and commissioned studies by SRK Consulting (2001) and Roscoe Postle and Associates Inc. (2004). Both studies demonstrated that Blackdome has significant potential to host entirely new ore bodies. Three high-priority targets have been defined, and the success of a modest-scale exploration program would allow Blackdome to be rapidly advanced to development and a resumption of production.

In 2002, J-Pacific acquired the Elizabeth Gold Property and has completed 7,135 metres (23,410 feet) of drilling in four programs. The property, consisting of 8,625 hectares, is a district-scale project located in prospective terrain 30 kilometres south-southwest of the permitted mill at the J-Pacific-owned Blackdome Gold Mine, and 30 kilometres north- northeast of the historic gold mining town of Bralorne, where over four million ounces of gold were produced. Given the proximity to the permitted gold mill at Blackdome, production from the Elizabeth Property could be accommodated at the Blackdome facility.

A 2003 surface rock and soil geochemical program led to the discovery of the Southwest Zone and a series of high-grade gold showings at Elizabeth. During 2004 and 2005, J-Pacific drilled 37 holes in three phases, totalling 5,484 metres (17,990 feet). Encouraging results from the drilling of the Southwest Zone outlined a continuous and well-mineralized gold-bearing structure, which was traced over a length of 620 metres (2,045 feet), and over 286 metres (943 feet) vertically within the mountain, with an average width of approximately 4.5 metres (15.0 feet). The 2004 and 2005 drill programs returned several highly mineralized intersections in the Southwest Zone drill program, including 88.47 g Au/t over 2.0 metres (3.3 feet); 5.33 g Au/t over 7.9 metres (25.9 feet); 2.60 g Au/t over 4.9 metres (16.2 feet); 4.53 g Au/t over 4.5 metres (14.8 feet); 5.44 g Au/t over 1.5 metres (5.0 feet); 4.92 g Au/t over 3.0 metres (9.9 feet); and 20.0 g Au/t over 1.0 metres (3.3 feet). Some copper mineralization was anticipated, and the programs produced interesting high-grade copper and molybdenum values in excess of 0.5%, indicating the potential for porphyry copper-molybdenum targets.

J-Pacific is readying the Blackdome and Elizabeth projects for advanced exploration and potential development activities. As well, J-Pacific intends to maintain the flexibility to pursue the opportunities at Blackdome-Elizabeth directly or through new partnerships.

OUTLOOK FOR 2006

Looking forward to 2006, J-Pacific remains bullish on gold and the prospects for the gold mining industry. It is anticipated that the junior gold mining and exploration sector will begin to benefit from the increasing strength of the gold price. J-Pacific is committed to aggressively advancing its portfolio of projects, while financing exploration activities to minimize shareholder dilution. J-Pacific is also making plans to increase the marketing of its corporate profile and achievements with investors on a much larger scale.

On behalf of the Board of Directors,

"N. Ferris"
President and CEO

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